Dodge & Cox  /  Investment Managers  /  San Francisco
Health Management Associates (HMA)
Outpatient, 49%
Inpatient, 51%
3  Quarter 2008
Company Profile Per Share Valuation
2007 Revenues = $4.4 Billion
FY ends December 31
Shares Outstanding = 245 million
All figures in USD
Conclusion: Due to its strong local market share and attractive valuation, we believe HMA is a compelling investment.
HMA S&P 500
Price (9/30/08) $4.16 1,165
2007 Price/Sales 0.2x 1.4x
2007 Price/Earnings 8.6x 16.8x
2007 Price/Book 12.6x 2.9x
2007 EPS 0.48
2008 est. EPS 0.44
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historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative
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Headquartered in Naples, FL.
Founded in 1977.
Approximately 8,100 beds across 57
hospitals.
Operates mostly in the rural market with
concentrations in the Southeastern and
Southern U.S.
Stock price cut in half on March 1, 2007
due to a special $10 per share dividend.
Replaced CEO Burke Whitman on
September 15, 2008 with Gary Newsome,
formerly of Community Health Systems.
Investment Thesis
Proven Business Model HMA has a steady, proven approach to acquiring and increasing the performance of small-market community hospitals.
Local Market Dominance HMA is the only hospital operator in a vast majority of its markets.  In markets where competitors exist, HMA is often the #1 or #2 operator.  Local dominance gives HMA significant leverage when negotiating with payers.
Valuation HMA’s
shares have de-rated in the 3rd
quarter of 2008.  With a price-to-earnings ratio under 9 times as of
9/30/08, HMA is attractively priced relative to its own historical levels and its peer group.
Risks
Competition In addition to the other larger for-profit hospital chains, HMA often competes with local non-profit competitors that tend to be less sensitive to costs and adverse trends.
Margin Erosion HMA’s profits are coming under pressure, largely due to an increase in the uninsured population and a corresponding increase in the number of bad debts that HMA must recognize.
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